Albert P. Asatoorian
Senior Counsel
Direct Voice Direct Fax Mobile E-Mail	818.444.4506 818.474.8606 818.823.3444 aasatoorian@biztechlaw.com

January 25, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0308
Attn: Russell Mancuso, Branch Chief

Re:	SRKP 6, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed January 8, 2007 File No. 333-139141

Dear Mr. Mancuso:

On behalf of SRKP 6, Inc. (the ‘‘Company’’), we hereby provide the following responses in reply to the Staff’s comment letter dated January 19, 2007 (the ‘‘Comment Letter’’). The factual information provided herein relating to the Company has been made available to us by the Company. The information provided herein relating to Vicor Technologies, Inc. (‘‘Vicor’’) (including, without limitation, information concerning Vicor’s financial statements) has been made available to us by Vicor. As described in the Company’s Registration Statement on Form S-4, filed with the Commission on December 6, 2006 (File No. 333-13941) (the ‘‘Registration Statement’’), and Amendment No. 1 to the Registration Statement, filed with the Commission on January 8, 2007 (the ‘‘First Amendment’’), the Company agreed to acquire Vicor under the terms of a merger agreement between the companies.

For your convenience, each of our responses is preceded with an italicized recitation of the corresponding comment set forth in the Comment Letter. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

Concurrently with the filing of this correspondence, the Company is filing with the Securities and Exchange Commission Amendment No. 2 to Registration Statement on Form S-4 (the ‘‘Second Amendment’’), to revise and supplement the disclosure as requested by the Staff in the Comment Letter.

Financial Statements of SRKP 6, Inc.

Statements of Operations, page F-4

Statements of Cash Flows, pages F-6

1.	Please remove the caption saying ‘‘Unaudited’’ from directly beneath the statement heading and revise to only label the appropriate column headings for unaudited amounts within the statements – for example, the columns labeled ‘‘Nine months ending September 30, 2006’’ and ‘‘Cumulative from May 24, 2005 (inception) to September 30, 2006.’’

The caption ‘‘Unaudited’’ has been removed from directly beneath the statement heading and the column headings are labeled appropriately.

Mr. Russell Mancuso
January 25, 2007

Financial Statements of Vicor Technologies, Inc.

Report of Independent Registered Public Accounting Firm, page F-9

2.	The audit report refers to balance sheets as of December 31, 2003 and 2004 and related statements for the years then ended. Please have your auditors change the dates for the financial statements identified in the introductory paragraph and the opinion paragraph of the report to correspond to dates of the financial statements on which they opined.

The correct dates (as of December 31, 2005 and 2004) appeared in the filed version of the Financial Statements; the incorrect dates only appeared in the courtesy copy that was sent to the Staff.

Exhibit 23 – Accountants’ Consents

3.	Please include signed and currently dated consents from your accountants in the next amendment. In this regard, please refer to, and comply fully with, the guidance in Item 302 of Regulation S-T which discusses signatures included in electronic filings with the Commission.

In accordance with the Staff’s comment, the Company and Vicor have provided, with the Second Amendment, updated consents from their respective independent accountants, each of which is in compliance with Item 302 of Regulation S-T.

* * * * *

We hope the Staff finds this letter and the revised disclosure in the Second Amendment responsive to its comments on the First Amendment. The Company hopes to have the amended Registration Statement declared effective as soon as possible. Therefore, we would greatly appreciate a prompt review by the Staff of these responses and the Second Amendment. If you have any questions or require any additional information or documents, please telephone me at (818) 444-4506. You may also contact Messrs. Robert C. White, Jr. and Howard S. Burnston of Gunster Yoakley & Stewart, P.A., counsel to Vicor, at (954) 713-6407 should you have questions or require additional information or documents concerning Vicor.

Sincerely,
/s/ Albert P. Asatoorian
Albert P. Asatoorian

cc:	Mr. Richard Rappaport Mr. David Fater Scott Alderton, Esq. Robert C. White, Esq. Howard S. Burnston, Esq.